Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

April 28, 2015
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:                      Ms. Karen Rossotto

Re:          The Olstein Funds
File Nos. 33-91770 and 811-09038

Dear Ms. Rossotto:

On behalf of The Olstein Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on April 14, 2015 with regard to the Registrant’s post-effective amendment no. 36 to its registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2015 under Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act or a filing pursuant to Rule 497 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus Comment

1.	Text: Footnote 2 to the table of the All Cap Value Fund’s Annual Fund Operating Expenses table (page 1) states:

Other Expenses include acquired fund fees and expenses, which were 0.01% of the Fund’s average net assets during the fiscal year ended June 30, 2014.

Comment:  Confirm that acquired fund fees and expenses did not exceed 0.01% of the All Cap Value Fund’s average net assets. If acquired fund fees and expenses exceeded 0.01% of the All Cap Value Fund’s average net assets, please add a subcaption to the table of Annual Fund Operating Expenses titled “Acquired Fund Fees and Expenses” and disclose in the subcaption the fees and expenses incurred indirectly by the All Cap Value Fund as a result of investment in shares of one or more acquired funds.

Response:  Registrant confirms that the acquired fund fees and expenses did not exceed 0.01% of the All Cap Value Fund’s average net assets during the fiscal year ended June 30, 2014 (after rounding to the nearest hundredth of one percent pursuant to instruction 1(a) to Item 3 of Form N-1A). Per instruction 3(f)(i) to Item 3 of Form N-1A, the All Cap Value Fund has chosen to include acquired fund fees and expenses under the subcaption “Other Expenses” in lieu of adding the “Acquired Fund Fees and Expenses” subcaption to the table of Annual Fund Operating Expenses.

SAI Comments

1.	Text: The section titled “Organization and Classification – Organization” (page 1) states:

Each Fund offers two classes of shares: the All Cap Value Fund offers Adviser Class shares and Class C shares; and the Strategic Opportunities Fund offers Adviser Class shares, Class A shares and Class C shares.

Comment:  Please revise this sentence to reflect that the Strategic Opportunities Fund offers three classes of shares.

Response:  Revised as requested.

2.	Text: The second paragraph under “Investment Restrictions” (page 10).

Comment: Please add disclosure clarifying that the 300% asset coverage requirement for borrowing is not required only at the time of the borrowing, but is required on an ongoing basis.

Response: Revised as requested. Further to your comment, please note that the Registrant has added disclosure clarifying the Strategic Opportunities Fund’s asset coverage requirements for borrowings pursuant to Section 18 of the Investment Company Act.

3.	Text: The section titled “Fundamental Restrictions – All Cap Value Fund” (pages 11-12).

Comment:  Clarify whether the All Cap Value Fund has an investment restriction addressing senior securities.

Response:  Registrant believes that the borrowing limitation in fundamental restriction number six is consistent with Section 18(f)(1) of the Investment Company Act and has the practical effect of preventing the issuance of senior securities, except as provided under Section 18(f)(1) of the Investment Company Act with regard to permitted borrowings.

4.	Text: The section titled “Trustees’ Qualifications and Experience” (pages 21-22).

Comment:  Disclose whether shareholders may nominate individuals to serve as a Trustee on the Board of Trustees.

Response:  Per Item 17(b)(2) of Form N-1A, this information is only required to be disclosed on Form N-1A if the Board has a standing nominating or similar committee. Because the Board does not have a standing nominating or similar committee, the Registrant respectfully declines to include disclosure regarding whether shareholders may nominate individuals to serve as a Trustee on the Board of Trustees.  Although we are opting not to provide specific disclosure, shareholders may submit recommendations to fill vacancies on the Board of Trustees, which recommendations would be considered by the Board of Trustees the next time it conducts a shareholders’ meeting to elect Trustees.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8543 or, in my absence, Michael P. O’Hare, Esq. at (215) 564-8198.

Regards,

/s/ Jamie M. Gershkow, Esquire
Jamie M. Gershkow, Esquire